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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

15046500

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Financial Securities Marketing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Rogers (503)232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/1/15

OATH OR AFFIRMATION

I, Maria Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Financial Securities Marketing, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
SUSAN COX PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 466631
MY COMMISSION EXPIRES MARCH 20, 2016

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)
December 31, 2014 and 2013

Table of Contents

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
M Financial Securities Marketing, Inc.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated):

We have audited the accompanying statement of financial condition of M Financial Securities Marketing, Inc. (the Company) as of December 31, 2014 and December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M Financial Securities Marketing, Inc. as of December 31, 2014 and December 31, 2013, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Los Angeles, California
February 26, 2015

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2014 and 2013

Assets		**2014**		**2013**
Cash and cash equivalents	$	7,346,547	$	6,048,838
Intermediary fees receivable		542,052		572,076
Prepaid expenses and other assets		24,178		21,496
Deferred income tax assets (Note 4)		23,614		22,551
Total assets	$	7,936,391	$	6,664,961
Liabilities				
Payable to parent for income taxes (Note 4)	$	2,740,826	$	2,302,038
Payable to parent (Note 3)		118,724		376,627
Total liabilities		2,859,550		2,678,665
Stockholder's Equity				
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares		1,000		1,000
Additional paid-in capital		279,148		279,148
Retained earnings		4,796,693		3,706,148
Total stockholder's equity		5,076,841		3,986,296
Total liabilities and stockholder's equity	$	7,936,391	$	6,664,961

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2014 and 2013

		2014		**2013**
Revenues:				
Intermediary fee income	$	15,114,241	$	13,672,009
Interest income		20,655		19,482
Total revenues		15,134,896		13,691,491
Expenses:				
Employee compensation and benefits		1,110,952		1,084,683
Meetings		946,735		1,006,630
Outside professional fees		356,651		351,701
Office		262,559		235,518
General and administrative		92,736		98,183
Travel		70,322		63,703
Other		42,107		34,415
Total expenses		2,882,062		2,874,833
Income before income taxes		12,252,834		10,816,658
Provision for income taxes (Note 4)		5,613,909		4,768,517
Net income	$	6,638,925	$	6,048,141

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2014 and 2013

	Common stock		Additional paid-in	Retained	
	Shares	Amount	capital	earnings	Total
Balances as of December 31, 2012	100	$ 1,000	$ 279,148	$ 3,272,045	$ 3,552,193
Net income	—	—	—	6,048,141	6,048,141
Dividends to parent	—	—	(2,460,962)	(5,614,038)	(8,075,000)
Capital contributions from parent (Note 3)	—	—	2,460,962	—	2,460,962
Balances as of December 31, 2013	100	1,000	279,148	3,706,148	3,986,296
Net income	—	—	—	6,638,925	6,638,925
Dividends to parent	—	—	(2,751,620)	(5,548,380)	(8,300,000)
Capital contributions from parent (Note 3)	—	—	2,751,620	—	2,751,620
Balances as of December 31, 2014	100	$ 1,000	$ 279,148	$ 4,796,693	$ 5,076,841

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 31, 2014 and 2013

		2014		2013
Cash flows from operating activities:				
Net income	$	6,638,925	$	6,048,141
Adjustments to reconcile net income to net cash provided by operating activities:				
Changes in operating assets and liabilities:				
Intermediary fees receivable		30,024		99,644
Prepaid expenses and other assets		(2,682)		22,946
Deferred income tax assets		(1,063)		1,829
Payable to parent for income taxes		3,190,408		2,260,125
Payable to parent		(257,903)		113,671
Other liabilities		—		(929)
Net cash provided by operating activities		9,597,709		8,545,427
Cash flows from financing activities:				
Dividends to parent		(8,300,000)		(8,075,000)
Net increase in cash and cash equivalents		1,297,709		470,427
Cash and cash equivalents at beginning of year		6,048,838		5,578,411
Cash and cash equivalents at end of year	$	7,346,547	$	6,048,838
Supplemental cash flow disclosures:				
Noncash operating activity – capital contributions from parent reducing payable to parent for income taxes (Note 3)	$	2,751,620	$	2,460,962

See accompanying notes to financial statements.

(1) Basis of Presentation and Significant Accounting Policies

(a) *Organization and Nature of Business*

M Financial Securities Marketing, Inc. (the Company), an Oregon corporation, was incorporated on June 20, 2005. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company commenced operations in November 2006.

(b) *Basis of Presentation*

The Company is engaged as a limited purpose broker-dealer, which primarily receives intermediary fees in the form of compensation from selected direct writing life insurance companies and financial service providers (Financial Service Providers) for providing intermediary services that may be based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms.

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

(c) *Intermediary Fee Income*

Intermediary fee income is recognized as earned.

(d) *Intermediary Fees Receivable*

Management believes the amount of any uncollectible intermediary fees receivable is immaterial at December 31, 2014 and 2013; accordingly, no provision for uncollectible accounts has been recorded.

(e) *Cash and Cash Equivalents*

The Company's cash and cash equivalents consist of bank deposits and money market instruments. For purposes of the statements of financial condition and cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

(f) *Income Taxes*

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the income tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Subsequent Events

In preparing the financial statements, the Company has reviewed events that occurred after December 31, 2014, the statement of financial condition date, up until the issuance of the financial statements, on February 26, 2015. No incremental items were noted for accrual or disclosure.

(2) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness balance, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting regulatory net capital would be less than 5% of aggregate indebtedness. As of December 31, 2014 and 2013, the Company has regulatory net capital of $4,486,997 and $3,890,591, which is $4,296,360 and $3,712,013 in excess of its required net capital of $190,637 and $178,578. As of December 31, 2014 and 2013, the Company has a ratio of aggregate indebtedness to net capital of 0.64 to 1.00 and 0.69 to 1.00, respectively.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for or owe funds or securities to customers.

(3) Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, taxes and outside professional services, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2014 and 2013, $118,724 and $376,627, respectively, is payable to the Parent for expenses.

The Company currently earns net income to support its operations, however, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses.

In cases where the Company has excess capital from operations it may pay dividends to its Parent. In 2014 and 2013, the Company paid dividends to its Parent of $8,300,000 and $8,075,000, respectively, a portion

of which was treated as a return of contributed capital. In 2014 and 2013, the return of contributed capital related to the Parent's capital contributions totaled $2,751,620 and $2,460,962, respectively, as a result of the Company's income tax sharing agreement with the Parent (Note 4).

(4) Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company also files consolidated and separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2009. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns. The income tax expense included in the statements of operations is as follows:

	2014	2013
Current	$ 5,614,972	$ 4,766,688
Deferred	(1,063)	1,829
	$ 5,613,909	$ 4,768,517

A reconciliation of the differences between the expected income tax expense on income computed at the U.S. statutory income tax rate of 35% for 2014 and 2013, and the Company's income tax expense is shown in the following table:

	2014	2013
Expected income tax expense at U.S. statutory income tax rate	$ 4,288,492	$ 3,785,830
Increase (decrease) in income tax expense resulting from:		
State income tax	1,222,116	948,878
Meals and entertainment	94,055	45,927
Other	9,246	(12,118)
Income tax expense	$ 5,613,909	$ 4,768,517

The Company has an income tax sharing agreement with the Parent. Under the income tax sharing agreement, the Company shall pay the Parent the amount of federal income tax, if any, that the Company would have paid had the Company filed a separate federal income tax return for such year. As of December 31, 2014 and 2013, $2,740,826 and $2,302,038, respectively, is payable to the Parent for income taxes. Also under this agreement, the Company's income taxes payable to the Parent shall be calculated by taking into account the Company's allocated share based on a stand-alone calculation of the Parent's Incentive Compensation Plan (ICP) expense that would have been generated by the Company had the Company filed its income tax return separately. The income tax related to the ICP expense is not included in the Company's income tax expense calculation but is treated as a capital contribution from the Parent and as a reduction in the payable for income taxes in accordance with the separate income tax return

allocation methodology. This contribution of capital is a noncash transaction in the amounts of $1,653,020 and $1,510,487 for the years ended December 31, 2014 and 2013, respectively.

In addition, the Company's income tax expense is calculated on both a stand-alone basis and on a consolidated basis. The Company records the stand-alone basis income tax expense. The difference between the stand-alone basis income tax expense calculation and the consolidated basis income tax expense calculation is treated as a capital contribution from the Parent. This contribution of capital is a noncash transaction in the amounts of $1,098,600 and $950,475 for the years ended December 31, 2014 and 2013, respectively.

The temporary differences that give rise to deferred income tax assets as of December 31, 2014 and 2013 relate to the following:

		2014		2013
Deferred income tax assets:				
Start-up expenses	$	15,587	$	17,868
Deferred state income taxes, net of federal income tax effect		5,190		4,683
Deferred rent		2,837		—
Net deferred income tax assets	$	23,614	$	22,551

The Company believes that the deferred income tax assets listed above are fully recoverable and, accordingly, no valuation allowance has been recorded. The Company bases its assessment as to the realizability of the deferred income tax assets on available evidence including historical and projected operating results, estimated reversals of temporary differences and, where applicable, tax planning strategies. Estimates as to the realizability of deferred income tax assets are subject to change.

(5) Concentrations of Credit Risk

The Company is engaged in various activities in which counterparties primarily include Financial Service Providers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash and cash equivalents, are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values, because of the short maturities of the instruments.

(7) Commitments and Contingencies

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, are subject to litigation in the normal course of their business. Currently there is no known litigation involving the Company. The Company is also unaware of any pending litigation.

(8) Regulatory Matters

As a regulated entity, the Company is subject to certain audits, examination, reviews, etc., by various regulatory agencies.

During 2014, FINRA conducted a routine examination of the Company which was closed with no material findings.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I – Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Computation of net capital:		
Total stockholder's equity in statement of financial condition	$	5,076,841
Less nonallowable assets:		
Intermediary fee receivables		542,052
Prepaid expenses and other assets		24,178
Deferred income tax assets		23,614
Net capital	$	4,486,997
Computation of aggregate indebtedness:		
Liabilities in statement of financial condition:		
Payable to parent for income taxes	$	2,740,826
Payable to parent		118,724
Aggregate indebtedness	$	2,859,550
Computation of basic net capital requirement:		
Minimum dollar net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	190,637
Excess net capital		4,296,360
Ratio of aggregate indebtedness to net capital		0.64 to 1.00

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2014, as filed on February 26, 2015.

See accompanying report of independent registered public accounting firm.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II – Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for or owe funds or securities to customers.

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
M Financial Securities Marketing, Inc.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated):

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by M Financial Securities Marketing, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (including the related check copies and journal entry records) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including relevant Form X-17A-5 reports and detailed General Ledger reports) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers utilized in procedure 3 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2015

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
M Financial Securities Marketing, Inc.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated):

We have reviewed management's statements, included in the accompanying M Financial Securities Marketing, Inc.'s Exemption Report (the Exemption Report), in which (1) M Financial Securities Marketing, Inc. (the Company) identified the following provision of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Los Angeles, California
February 26, 2015

M Financial Securities Marketing, Inc.'s
Exemption Report

M Financial Securities Marketing, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):
   - Operate pursuant to 17 C.F.R. §240.15c3-3(k)(2)(i) ("Rule (k)(2)(i)").

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Carrie L. Fleisher, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2014.

Carrie Fleisher

Carrie L. Fleisher
President
M Financial Securities Marketing, Inc.

2-26-2015
Date